# HSBC USA Inc.
# Market Linked Securities



**Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside**
**Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index® due May 1, 2031**
**Term Sheet to Free Writing Prospectus dated April 23, 2026**

## Summary of Terms

| | |
|---|---|
| Issuer | HSBC USA Inc. ("HSBC") |
| Market Measures | The lowest performing of the S&P 500® Index (Bloomberg ticker symbol "SPX") (the "SPX"), the Russell 2000® Index (Bloomberg ticker symbol "RTY") (the "RTY") and the Nasdaq-100 Index® (Bloomberg ticker symbol "NDX") (the "NDX" or the "Index") (each referred to as an "Index," and collectively as the "Indices"). |
| Face Amount (Original Offering Price) | The principal amount of $1,000 per security |
| Pricing Date* | April 28, 2026 |
| Issue Date* | May 1, 2026 |
| Final Calculation Day* | April 28, 2031 |
| Stated Maturity Date* | May 1, 2031 |
| Contingent Coupon Payments | On each coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, **and only if**, the closing level of the lowest performing Index on relevant calculation day is greater than or equal to its coupon threshold level. Each quarterly contingent coupon payment, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 4 |
| Contingent Coupon Rate | At least 9.40% per annum, to be determined on the pricing date |
| Calculation Days * | Quarterly, on the 28th of each January, April, July and October, commencing July 2026 and ending April 2031; provided that the April 2031 calculation day will be the final calculation day, each subject to postponement |
| Contingent Coupon Payment Dates | Quarterly, on the third business day following each calculation day; provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date. |
| Automatic Call | If the closing level of the lowest performing Index on any of the calculation days scheduled to occur from October 2026 to January 2031, inclusive, is greater than or equal to its starting level, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus a final contingent coupon payment. |
| Call Settlement Date* | Three business days after the applicable calculation day. |
| Maturity Payment Amount (per security) | • if the ending level of the lowest performing Index on the final calculation day is greater than or equal to its downside threshold level: $1,000; or<br>• if the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level:<br>   $1,000 × performance factor of the lowest performing Index on the final calculation day |
| Lowest Performing Index | For any calculation day, the Index with the lowest performance factor on that day |
| Performance Factor | With respect to an Index on any calculation day, its closing level on such day divided by its starting level (expressed as a percentage). |
| Starting Level | For each Index, its closing level on the pricing date |
| Ending Level | For each Index, its closing level on the final calculation day |
| Coupon Threshold Level | For each Index, 75% of its starting level |
| Downside Threshold Level | For each Index, 75% of its starting level |

*Subject to change

## Summary of Terms (Continued)

| | |
|---|---|
| Calculation Agent | HSBC |
| Denominations | $1,000 and integral multiples of $1,000 in excess thereof |
| Agent's Commission and Other Fees | Up to 2.825%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 2.00 and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. |
| CUSIP / ISIN | 40447EEJ1 / US40447EEJ10 |
| Material Tax Consequences: | See the free writing prospectus. |

## Hypothetical Payout Profile (Maturity Payment Amount)



**If the securities are not automatically called prior to maturity and the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level, you will have full downside exposure to the decrease in the level of the lowest performing Index from its starting level and will lose more than 25%, and possibly all, of the face amount of your securities at maturity.**

**Any positive return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Index, but you will have full downside exposure to the lowest performing Index on the final calculation day if the securities are not automatically called prior to maturity and the ending level of that Index is less than its downside threshold level.**

The estimated initial value of the securities on the pricing date is expected to be between $921.00 and $961.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.
Free writing prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465926047587/tm2610868d203_fwp.htm

**The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-9 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.**
<span style="color:red">This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.</span>
Investors should carefully review the accompanying free writing prospectus, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

# Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.
- The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.
- The Securities Are Subject To The Full Risks Of Each Index And Will Be Negatively Affected If Any Index Performs Poorly, Even If The Other Indices Perform Favorably.
- Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Index On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Indices.
- You Will Be Subject To Risks Resulting From The Relationship Among The Indices.
- You May Be Fully Exposed To The Decline In The Lowest Performing Index On The Final Calculation Day From Its Starting Level, But Will Not Participate In Any Positive Performance Of Any Index, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.
- Higher Contingent Coupon Rates Are Associated With Greater Risk.
- You Will Be Subject To Reinvestment Risk.
- A Contingent Coupon Payment Date, A Call Payment Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC

- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Indices

- Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Indices And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - o Investing In The Securities Is Not The Same As Investing In The Indices.
  - o *Historical Levels Of The Indices Should Not Be Taken As An Indication Of The Future Performance Of The Indices During The Term Of The Securities.*
  - o *Changes That Affect The Indices May Adversely Affect The Value Of The Securities And Any Payments On The Securities.*
  - o *We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Indices.*
  - o *We And Our Affiliates Have No Affiliation With Any Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.*
- An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks With A Small Market Capitalization.
- An Investment in the Securities Is Subject to Risks Associated with Investments In securities Linked To The Value of Non-U.S. Equity Securities.

Risks Relating To Conflicts Of Interest

- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax

- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.